  Exhibit 99.1

Hudson Group Reports Fourth Quarter and Full Year 2018 Results

East Rutherford, NJ – March 14, 2019 – Hudson Ltd. (NYSE: HUD) (“Hudson Group”), a leader in North American travel retail, announced today its results for the fourth quarter and full year ended December 31, 2018.

Highlights of Fourth Quarter and Full Year 2018:
●
Fourth quarter turnover of $471.4 million, a year-over-year increase of 4.7%; record full year turnover of $1.9 billion, a 6.8% year-over-year increase1;
●
Full year organic sales growth of 7.0%; like-for-like sales growth of 3.7%;
●
Gross margin increased 140 bps to 63.7% for the full year 2018;
●
Full year adjusted EBITDA of $238.0 million, a 38.0% year-over-year increase (13.9% assuming the reduced franchise fee rates currently paid to Dufry2 had been in effect in 2017);
●
Surpassed the 1,000 store milestone and will expand total footprint by over 50,000 square feet by successfully winning, extending or expanding several key concession contracts during 2018.

“2018, our first fiscal year as a public company, proved to be an exciting and transformative year for Hudson Group with solid organic sales growth, a number of significant new business wins and the aggressive expansion of our food & beverage retail offering,” stated Roger Fordyce, CEO of Hudson Group. “Our strong reputation as a multifaceted operator and our deep relationships with landlord partners enabled us to successfully win a number of new RFPs and extensions with expansions that will add over 50,000 square feet to our existing footprint. Looking ahead, we have multiple opportunities to continue growing market share in existing airports and capturing new whitespace as airports continue to invest in infrastructure projects to support growing passenger volumes.”

Management Discussion of Fourth Quarter and Full Year 2018
Income Statement
●
Turnover increased $21.0 million or 4.7% to $471.4 million for the fourth quarter compared to $450.4 million in the fourth quarter 2017. Full year turnover increased $121.7 million or 6.8% to $1,924.2 million compared to $1,802.5 million in the prior year.
o
Fourth quarter net sales increased $17.7 million to $457.7 million or 4.0% from the year-ago period. Full year net sales increased $119.1 million or 6.8% to $1,879.9 million compared to $1,760.8 million in 2017.
o
Fourth quarter organic sales growth was 4.1%, compared to 9.4% in the year-ago period. Full year organic sales growth was 7.0% during the year compared to 8.8% in 2017.
o
Fourth quarter like-for-like sales growth was 1.6% (2.5% in constant currency), compared to 5.6% (4.5% in constant currency) in the year-ago period. Full year like-for-like sales growth was 3.7% (3.7% in constant currency) compared to 4.8% (4.4% in constant currency) in 2017.
●
Gross profit increased $21.4 million or 7.6% to $302.9 million in the fourth quarter compared to $281.5 million in the year-ago period. For the full year, gross profit increased $103.5 million or 9.2% to $1,225.7 million versus $1,122.2 million in the year-ago period. Gross margin increased 140 bps to 63.7% in 2018 due to improved vendor terms, as well as continued sales mix shift to higher margin categories.

1 On Jan 14, 2019, the Company released estimates for Q4 and 2018 net sales. Actual results were approximately $2 million less due to an intracompany adjustment.
2 Dufry AG (SIX: DUFN) is the global parent and controlling shareholder of Hudson Ltd.

●
Selling expenses increased $2.8 million or 2.6% to $108.6 million in the fourth quarter as compared to the year-ago period. For the full year, selling expenses increased $24.1 million or 5.7% over the prior year to $445.3 million. Concession fees, which comprise the majority of this line item, is a variable expense driven by net sales. For 2018, selling expenses as a percentage of turnover totaled 23.1% compared to 23.4% in 2017 due to a rent reduction in one of our concession contracts.
●
Personnel expenses increased $11.7 million or 12.2% to $107.3 million in the fourth quarter as compared to the year-ago period. For the full year, personnel expenses increased $39.8 million or 10.7% over the prior year to $411.1 million primarily due to opening new store locations as well as wage increases and additional personnel expense upon becoming a public company. As a percentage of turnover, personnel expenses increased from 20.6% in 2017 to 21.4% in 2018.
●
General and administrative expenses decreased $4.5 million or 11.6% to $34.2 million in the fourth quarter as compared to the year-ago period. For the full year, general and administrative expenses decreased $25.5 million or 16.3% to $131.4 million. As a percentage of turnover, 2018 expenses decreased from 8.7% to 6.8% primarily due to the reduction of franchise fees paid to Dufry starting January 1, 2018, offset by higher costs associated with becoming a public company.
●
Depreciation, amortization and impairment increased $9.9 million or 33.7% in the fourth quarter as compared to the year-ago quarter, and increased $20.2 million or 18.6% for the full year. The majority of the increase in both periods was the result of recording an impairment charge of $10.4 million relating to a non-core hotel location that was performing below expectations.
●
Adjusted EBITDA increased $11.4 million or 27.5% to $52.8 million in the fourth quarter as compared to the prior year quarter. For the full year, adjusted EBITDA increased $65.5 million or 38.0% to $238.0 million. Assuming the reduced franchise fee rates currently paid to Dufry had been in effect in 2017, adjusted EBITDA increased $2.2 million or 4.4% in the fourth quarter, and $29.0 million or 13.9% for the full year.
●
Reported net profit attributable to equity holders of the parent was a loss of $5.7 million in the fourth quarter compared to a loss of $41.4 million in the year ago quarter, primarily due to a one-time net loss recorded in the prior year period of $40.2 million on our deferred tax assets and liabilities related to recent tax reform legislation, while reported diluted earnings per share increased to a loss per share of $0.06 compared to a loss per share of $0.45 in the prior year quarter. For the full year, reported net profit to equity holders of the parent increased $69.9 million to $29.5 million due to the one-time write down in 2017 of our tax assets described above, and a $10.3 million benefit in 2018 due to the release of valuation allowance. Reported diluted earnings per share increased from a loss of $0.44 to earnings per share of $0.32.
●
Adjusted net profit attributable to equity holders of the parent increased $35.5 million to $7.3 million in the fourth quarter, while adjusted diluted earnings per share increased to $0.08 from a loss per share of $0.30 in the prior year quarter. Adjusted net profit increased $75.8 million to $76.9 million for the full year, while adjusted diluted earnings per share increased from $0.01 to $0.83 in 2018.

Balance Sheet and Cash Flow
●
Cash flows from operating activities for the year were $232.7 million compared to $130.8 million in 2017. Current year cash flows were impacted by improved operating performance and timing of franchise fee payments to Dufry.
●
At December 31, 2018, the Company’s net debt was $309.8 million resulting in net debt to adjusted EBITDA leverage of 1.3 times, compared to net debt of $463.7 million and net debt to adjusted EBITDA leverage of 2.7 times at December 31, 2017.
●
Capital expenditures in 2018 totaled $69.3 million compared to $87.8 million in 2017 as the result of the timing of new projects.

Operational Update
As of December 31, 2018, Hudson Group operated 1,028 stores, across 88 locations, totaling 1.1 million square feet of retail space.

During the fourth quarter, the Company retained and expanded business through RFP wins in Salt Lake City International Airport, nearly doubling its existing footprint in this airport to approximately 12,000 square feet.

Additionally, the Company successfully extended existing contracts at Dallas Love Field Airport, Dallas/Fort Worth International Airport and Vancouver International Airport.

Hudson’s successful RFP wins and extensions/expansions in various markets during 2018 will add over 50,000 square feet to its existing footprint.

Earnings Conference Call Information
Hudson Group will host a conference call to review its 2018 financial performance today, March 14, at 10 a.m. ET. Participants can pre-register for the conference by navigating to http://dpregister.com/10128175. The conference call also will be available in listen-only mode via our investor relations website: https://investors.hudsongroup.com/. To participate in the live call, interested parties may dial 1-866-777-2509 (toll free) or 1-412-317-5413. A web replay will be available at https://services.choruscall.com/links/hson190314.html for three months following the call.

Website Information
We routinely post important information for investors on the Investor Relations section of our website, investors.hudsongroup.com. We intend to use this website as a means of disclosing material information. Accordingly, investors should monitor the Investor Relations section of our website, in addition to following our press releases, SEC filings, public conference calls, presentations and webcasts. The information contained on, or that may be accessed through, our website is not incorporated by reference into, and is not a part of, this document.

Non-IFRS and Other Measures
Adjusted EBITDA is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because adjusted EBITDA is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. We believe that adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted EBITDA is useful to investors as a measure of comparative operating performance from period to period as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense), asset base (depreciation and amortization) and non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Our management also uses adjusted EBITDA for planning purposes, including financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted EBITDA to net profit is provided in the attached schedules.

Adjusted net profit attributable to equity holders of parent is a non-IFRS measure. We define adjusted net profit attributable to equity holders of parent as net profit attributable to equity holders of parent adjusted for the items set forth in the table below. Adjusted net profit attributable to equity holders of parent is a non-IFRS measure and is not a uniformly or legally defined financial measure. Adjusted net profit attributable to equity holders of parent is not a substitute for IFRS measures in assessing our overall operating performance. Because adjusted net profit attributable to equity holders of parent is not determined in accordance with IFRS, and is susceptible to varying calculations, adjusted net profit attributable to equity holders of parent may not be comparable to other similarly titled measures presented by other companies. Adjusted net profit attributable to equity holders of parent is included in this press release because it is a measure of our operating performance and we believe that adjusted net profit attributable to equity holders of parent is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe adjusted net profit attributable to equity holders of parent is useful to investors as a measure of comparative operating performance from period to period as it removes the effects of purchase accounting for acquired intangible assets (primarily concessions), non-recurring transactions, impairments of financial assets and changes in provisions (primarily relating to costs associated with the closing or restructuring of our operations). Management does not consider such costs for the purpose of evaluating the performance of the business and as a result uses adjusted net profit attributable to equity holders of parent for planning purposes. Adjusted net profit attributable to equity holders of parent has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by IASB. A reconciliation of adjusted net profit attributable to equity holders of parent to net profit attributable to equity holders of parent is provided in the attached schedules.

Organic net sales growth represents the combination of growth in aggregate monthly sales from (i) like-for-like net sales growth and (ii) net new business and expansions. Like-for-like growth represents the growth in aggregate monthly net sales in the applicable period at stores that have been operating for at least 12 months. Like-for-like growth excludes growth attributable to (i) net new business and expansions until such stores have been part of our business for at least 12 months, (ii) acquired stores until such stores have been part of our business for at least 12 months and (iii) acquired wind-down stores, consisting of eight stores acquired in the 2014 acquisition of The Nuance Group AG (“Nuance”) and 46 stores acquired in the 2015 acquisition of World Duty Free S.p.A. (“World Duty Free Group”) that management expected, at the time of the applicable acquisition, to wind down. Net new business and expansions consists of growth from (i) changes in the total number of our stores (other than acquired stores), (ii) changes in the retail space of our existing stores and (iii) modification of store retail concepts through rebranding. Net new business and expansions excludes growth attributable to (i) acquired stores until such stores have been part of our business for at least 12 months and (ii) acquired wind-down stores. Like-for-like growth in constant currency is calculated by keeping exchange rates constant for each month being compared from period to period. We believe that the presentation of like-for-like growth in constant currency basis assists investors in comparing period to period operating results as it removes the effect of fluctuations in foreign exchange rates.

Net debt leverage represents total debt less cash at December 31, 2018 divided by adjusted EBITDA for the year ended December 31, 2018.

About Hudson Group
Hudson Group (NYSE: HUD), a Dufry Company and one of the largest travel retailers in North America, is committed to enhancing the travel experience for over 300,000 travelers every day in the continental United States and Canada. The Company is anchored by its iconic Hudson, Hudson News and Hudson Bookseller brands and operates over 1,000 duty-paid and duty-free stores in 88 locations, including airports, commuter terminals, hotels and some of the most visited landmarks and tourist destinations in the world. Our wide range of store concepts include travel essentials and convenience stores, bookstores, duty-free shops, branded specialty stores, electronics stores, and quick-service food and beverage outlets. For more information, visit www.hudsongroup.com and www.dufry.com.

Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us may differ materially from those made in or suggested by the forward looking statements contained in this press release. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate and the effect of acquisitions on us are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in subsequent periods. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Factors that may cause our actual results to differ materially from those expressed or implied by the forward-looking statements in this press release, or that may impact our business and results more generally, include, but are not limited to, the risks described under “Item 3. Key Information—D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2018 which may be accessed through the SEC’s website at https://www.sec.gov/edgar. You should read these risk factors before making an investment in our shares.

For further information please contact:

Investor Contact	Media Contact
Deborah Belevan, CPA, IRC	Kristen Clonan
Hudson Group	Hudson Group
VP of Investor Relations	VP of Corporate Communications
201.559.2111	201.821.8088

CONSOLIDATED
INCOME
STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2018

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Turnover	471.4	450.4	1,924.2	1,802.5
Cost of sales	(168.5)	(168.9)	(698.5)	(680.3)
Gross profit	302.9	281.5	1,225.7	1,122.2
Selling expenses	(108.6)	(105.8)	(445.3)	(421.2)
Personnel expenses	(107.3)	(95.6)	(411.1)	(371.3)
General expenses	(34.2)	(38.7)	(131.4)	(156.9)
Share of result of associates	-	-	0.1	(0.3)
Depreciation, amortization and impairment	(39.3)	(29.4)	(128.9)	(108.7)
Other operational result	(4.3)	(4.6)	(10.9)	(3.7)
Operating Profit (EBIT)	9.2	7.4	98.2	60.1
Interest expenses	(7.7)	(7.5)	(31.0)	(30.2)
Interest income	0.8	0.5	2.5	1.9
Foreign exchange gain / (loss)	(0.6)	(0.3)	(0.9)	0.5
Profit before taxes (EBT)	1.7	0.1	68.8	32.3
Income tax	1.1	(34.9)	(3.0)	(42.9)
Net profit	2.8	(34.8)	65.8	(10.6)

NET PROFIT ATTRIBUTABLE TO
Equity holders of the parent	(5.7)	(41.4)	29.5	(40.4)
Non-controlling interests	8.5	6.6	36.3	29.8

EARNINGS/LOSS PER SHARE(1)
Basic	(0.06)	(0.45)	0.32	(0.44)
Diluted	(0.06)	(0.45)	0.32	(0.44)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000's)
Basic	92,506	92,511	92,510	92,511
Diluted	93,177	92,511	93,181	92,511

(1)
For the periods ended December 31, 2017, gives effect to our Class A and Class B common shares outstanding following the completion of our initial public offering on February 5, 2018.

CONSOLIDATED
STATEMENT OF
FINANCIAL POSITION

AT DECEMBER 31, 2018

	DECEMBER 31,	DECEMBER 31,
IN MILLIONS OF USD	2018	2017

ASSETS
Property, plant and equipment	243.0	264.9
Intangible assets	616.6	685.8
Investments in associates	6.5	3.1
Deferred tax assets	83.9	90.3
Other non-current assets	27.4	24.9
Non-current assets	977.4	1,069.0

Inventories	190.7	186.0
Trade receivables	1.3	4.6
Other accounts receivable	46.8	59.4
Income tax receivables	0.8	1.4
Cash and cash equivalents	234.2	137.4
Current assets	473.8	388.8

Total assets	1,451.2	1,457.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Equity attributable to equity holders of the parent	552.1	493.7
Non-controlling interests	84.8	78.7
Total equity	636.9	572.4

Financial debt	492.6	520.4
Deferred tax liabilities	40.0	50.1
Post-employment benefit obligations	1.0	0.9
Non-current liabilities	533.6	571.4

Trade payables	105.5	97.1
Financial debt	51.4	80.7
Income tax payables	2.3	4.1
Other liabilities	121.5	132.1
Current liabilities	280.7	314.0

Total liabilities	814.3	885.4
Total liabilities and shareholders’ equity	1,451.2	1,457.8

CONSOLIDATED
STATEMENT OF
CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD	12/31/2018	12/31/2017

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxes (EBT)	68.8	32.3

ADJUSTMENTS FOR
Depreciation, amortization and impairment	128.9	108.7
Loss / (gain) on sale of non-current assets	1.5	3.3
Increase / (decrease) in allowances and provisions	5.2	5.0
Loss / (gain) on foreign exchange differences	0.7	(0.5)
Other non-cash items	3.6	4.6
Share of result of associates	(0.1)	0.3
Interest expense	31.0	30.2
Interest income	(2.5)	(1.9)
Cash flow before working capital changes	237.1	182.0

Decrease / (increase) in trade and other accounts receivable	22.8	6.2
Decrease / (increase) in inventories	(12.0)	(26.9)
Increase / (decrease) in trade and other accounts payable	(8.4)	(26.9)
Cash generated from operations	239.5	134.4
Income taxes paid	(6.8)	(3.6)
Net cash flows from operating activities	232.7	130.8

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(65.1)	(79.6)
Purchase of intangible assets	(4.2)	(8.2)
Net purchase of interest in associates	(3.3)	(1.0)
Proceeds from sale of property, plant and equipment	0.3	0.6
Interest received	3.2	2.1
Net cash flows used in investing activities	(69.1)	(86.1)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from restructuring	60.1	-
Proceeds from / (repayment of) financial debt	(48.3)	(28.0)
Repayments of / (granted) 3rd party loans receivable	1.5	(3.3)
Transaction costs paid for the listing of equity instruments	(6.3)	-
Dividends paid to non-controlling interest	(39.1)	(34.3)
Net purchase of treasury shares	(2.0)	-
Net contributions from / (purchase of) non-controlling interests	7.0	-
Interest paid	(37.7)	(30.2)
Net cash flows from / (used in) financing activities	(64.8)	(95.8)
Currency translation on cash	(2.0)	0.9
Increase in cash and cash equivalents	96.8	(50.2)

CASH AND CASH EQUIVALENTS AT THE
– beginning of the period	137.4	187.6
– end of the period	234.2	137.4

NON-IFRS RECONCILIATIONS
ADJUSTED EBITDA TO NET PROFIT

FOR THE YEAR ENDED DECEMBER 31, 2018

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Net profit	2.8	(34.8)	65.8	(10.6)
Income tax expense	(1.1)	34.9	3.0	42.9
Profit before taxes (EBT)	1.7	0.1	68.8	32.3
Foreign exchange (gain) / loss	0.6	0.3	0.9	(0.5)
Interest income	(0.8)	(0.5)	(2.5)	(1.9)
Interest expenses	7.7	7.5	31.0	30.2
Operating Profit (EBIT)	9.2	7.4	98.2	60.1
Depreciation, amortization and impairment	39.3	29.4	128.9	108.7
Other operational result (1)	4.3	4.6	10.9	3.7
Adjusted EBITDA	52.8	41.4	238.0	172.5

(1)
For the quarter ended December 31, 2018, other operational result consisted of $2.9 million of restructuring expenses, $1.1 million of uncollected receivables and $0.3 million of other expenses and non-recurring items. For the quarter ended December 31, 2017, other operational result consisted primarily of $1.1 million of restructuring costs associated with the World Duty Free Group acquisition and $3.5 million of other operating expenses and nonrecurring items. For the year ended December 31, 2018, other operational result consisted of $3.5 million of restructuring expenses, $2.8 million of litigation reserve, $1.9 million of uncollected receivables, $1.5 million of asset write-offs related to conversions and store closings, $0.7 million of IPO transaction costs and $0.5 million of other expenses and non-recurring items.

For the year ended December 31, 2017, other operational result consisted of $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition, $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering and $5.6 million of other operating expenses and non-recurring items, partially offset by $9.4 million of other operating income resulting from a related party loan waiver due to Dufry.

NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO
ADJUSTED NET PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

FOR THE YEAR ENDED DECEMBER 31, 2018

	QUARTER ENDED	QUARTER ENDED	YEAR ENDED	YEAR ENDED
IN MILLIONS OF USD (EXCEPT PER SHARE DATA)	12/31/2018	12/31/2017	12/31/2018	12/31/2017

Net profit attributable to equity holders of the parent	(5.7)	(41.4)	29.5	(40.4)
Amortization related to acquisitions (1)	9.8	10.4	39.4	39.2
Other operational result (2)	4.3	4.6	10.9	3.7
Income tax adjustment (3)	(1.1)	(1.8)	(2.9)	(1.4)
Adjusted net profit attributable to equity holders of the parent	7.3	(28.2)	76.9	1.1

Diluted earnings / (loss) per share	(0.06)	(0.45)	0.32	(0.44)
Adjusted diluted earnings / (loss) per share to equity holders of the parent	0.08	(0.30)	0.83	0.01
Weighted average number of shares outstanding (000's) (4)	93,177	92,511	93,181	92,511

(1)
Although the values assigned to the concession rights during the purchase price allocation are fair values, we believe that their additional amortization doesn't allow a fair comparison with our existing business previous to the business combination, as the costs of the intangible assets have been incurred.

(2)
For the quarter ended December 31, 2018, other operational result consisted of $2.9 million of restructuring expenses, $1.1 million of uncollected receivables and $0.3 million of other expenses and non-recurring items. For the quarter ended December 31, 2017, other operational result consisted primarily of $1.1 million of restructuring costs associated with the World Duty Free Group acquisition and $3.5 million of other operating expenses and nonrecurring items.

For the year ended December 31, 2018, other operational result consisted of $3.5 million of restructuring expenses, $2.8 million of litigation reserve, $1.9 million of uncollected receivables, $1.5 million of asset write-offs related to conversions and store closings, $0.7 million of IPO transaction costs and $0.5 million of other expenses and non-recurring items. For the year ended December 31, 2017, other operational result consisted of $4.1 million of restructuring expenses associated with the World Duty Free Group acquisition, $3.4 million of audit and consulting costs related to preparatory work in connection with our initial public offering and $5.6 million of other operating expenses and non-recurring items, partially offset by $9.4 million of other operating income resulting from a related party loan waiver due to Dufry.

(3)
Income tax adjustment represents the impact in income taxes we actually accrued during the applicable period attributable to other operational result. This assumption uses an income tax rate of 26.7% and 39.0% for the adjustment for the periods ended December 31, 2018 and 2017, respectively. Amortization expenses related to acquisitions did not reduce the amount of taxes we paid during the applicable periods, and therefore there are no corresponding income tax adjustments in respect of the amortization expense adjustment.

(4)	For the periods ended December 31, 2017, gives effect to our Class A and Class B common shares outstanding following the completion of our initial public offering on February 5, 2018.